                          OFFER TO PURCHASE FOR CASH
                                      BY
                          LASALLE RE HOLDINGS LIMITED
                                   FOR UP TO
                        3,703,703 OF ITS COMMON SHARES
                                      AT
           NO GREATER THAN $30.00 NOR LESS THAN $27.00 NET PER SHARE

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
            TIME, ON APRIL 25, 1997, UNLESS THE OFFER IS EXTENDED.

  LaSalle Re Holdings Limited, a company organized under the laws of Bermuda (the "Company"), invites tender of up to 3,703,703 of its Common Shares, $1.00 par value per share (such shares, together with all other outstanding Common Shares of the Company, are herein referred to as the "Shares"), at a price no greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). Upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and "odd lot" tenders, the Company will purchase for cancellation all Shares validly tendered and not withdrawn.

  The Offer is being made to all holders of Shares and exercisable options on Shares, and to holders of Exchangeable Non-Voting Shares ("Exchangeable Non-Voting Shares") of LaSalle Re Limited, a company organized under the laws of Bermuda ("LaSalle Re"), and options thereon who tender such shares or options with a request to the Board to permit exchange for Shares only upon acceptance for payment. Unless the context requires otherwise, references herein to tendered Shares include the Shares underlying any tendered options on Shares as well as the Shares issuable upon exchange of Exchangeable Non-Voting Shares or options thereon.

  On February 27, 1997, the Board of Directors of the Company (the "Board") approved a plan to return approximately $125 million of capital to the common shareholders of the Company (the "Capital Plan") pursuant to the Offer or in open market transactions. On March 27, 1997, the Company completed the sale (the "Preferred Offering") of $75 million of newly issued Series A Preferred Shares (the "Preferred Shares"). In the Offer, the Company intends to purchase for cancellation, on the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, up to 3,703,703 Shares at a price no greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, without interest thereon, for an aggregate price not exceeding $100 million. See "Purpose of the Offer; The Capital Plan."

  The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (no greater than $30.00 nor less than $27.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 3,703,703 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as (i) are validly tendered at prices no greater than $30.00 nor less than $27.00 per Share or
(ii) require payment of an aggregate Purchase Price equal to $100,000,000). The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions of the Offer, including the proration terms hereof. The Company reserves the right, in its sole discretion, to purchase more than 3,703,703 Shares pursuant to the Offer.

  The Shares are traded on the Nasdaq National Market. On March 27, 1997, the last full day of trading prior to the Company's commencement of the Offer, the closing sale price of the Shares on the Nasdaq National Market was $28.75 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 7.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT, HOWEVER, TO CERTAIN OTHER CONDITIONS. SEE
SECTION 11.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

  THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS PRESENTLY INTENDS TO TENDER ANY SHARES DIRECTLY OWNED BY THEM PURSUANT TO THE OFFER. HOWEVER, SUCH DIRECTORS AND EXECUTIVE OFFICERS ARE NOT PROHIBITED FROM, AND MAY SUBSEQUENTLY ELECT TO, PARTICIPATE IN THE OFFER. CERTAIN FOUNDING SHAREHOLDERS, THE BENEFICIAL OWNERSHIP OF WHOSE SHARES MAY BE ATTRIBUTED TO CERTAIN DIRECTORS, MAY TENDER SHARES PURSUANT TO THE OFFER.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have his or her signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal with his or her certificate(s) evidencing his or her Shares and any other required documents to the Depositary at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase, or follow the procedure for book-entry tender of Shares set forth in Section 4 of this Offer to Purchase, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

  A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 hereof.

  Persons who desire to tender Shares obtained by exchanging Exchangeable Non-Voting Shares should tender Exchangeable Non-Voting Shares or options thereon with a request to the Board to permit exchange for Shares upon acceptance for payment. This may be done in accordance with Section 4 hereof as provided in Instruction 14 of the Letter of Transmittal.

  Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent.

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
NOTE ON FORWARD-LOOKING STATEMENTS........................................   4
SUMMARY...................................................................   5
INTRODUCTION..............................................................   7
PURPOSE OF THE OFFER; THE CAPITAL PLAN....................................   8
CERTAIN ADVANTAGES OF TENDERING OR NOT TENDERING IN THE OFFER.............   9
THE OFFER
  1.  Number of Shares; Proration.........................................  10
  2.  Acceptance for Payment and Payment for Shares.......................  12
  3.  Withdrawal Rights...................................................  14
  4.  Procedure for Tendering Shares......................................  14
  5.  Certain Federal Income Tax Consequences.............................  16
  6.  Purchase of Shares and Payment of Purchase Price....................  19
  7.  Price Range of Shares; Dividends....................................  20
  8.  Certain Information Concerning the Company..........................  20
  9.  Additional Information..............................................  24
  10. Source and Amount of Funds..........................................  24
  11. Certain Conditions of the Offer.....................................  24
  12. Fees and Expenses...................................................  26
  13. Interest of Directors and Officers; Transactions and Arrangements
   Concerning Shares......................................................  26
  14. Effects of the Offer on the Market for Shares; Registration Under
   the Exchange Act.......................................................  27
  15. Miscellaneous.......................................................  27
Schedule I--Directors and Executive Officers of the Company...............  29

                      NOTE ON FORWARD-LOOKING STATEMENTS

  This Schedule contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends," or "expects." These forward-looking statements relate to the plans and objectives of the Company for future operations, including the Company's policy concerning dividends. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates; (ii) a decrease in the level of demand for property catastrophe reinsurance; (iii) any lowering or loss of one of the financial ratings of the Company's subsidiary, LaSalle Re, or the Company's non-admitted status in the United States jurisdictions; (iv) a decrease in the cession of business from CNA Financial Corporation to the Company; (v) loss of the services of any of the Company's executive officers; (vi) the termination of any of the Company's service agreements; (vii) the passage of federal or state legislation subjecting the Company to supervision or regulation in the United States;
(viii) challenges by insurance regulators in the United States or the United Kingdom to the Company's claim of exemption from insurance regulation under current laws; or (ix) a contention by the United States Internal Revenue Service that the Company or LaSalle Re is engaged in the conduct of a trade or business within the U.S. The foregoing review of important factors should not be construed as exhaustive; the Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  This general summary is provided solely for the convenience of holders of Shares and is qualified in its entirety by reference to the full text of and the more specific details contained in this Offer to Purchase and the related Letter of Transmittal and any amendments hereto and thereto. Capitalized terms used in this summary without definition shall have the meaning ascribed to such terms in this Offer to Purchase.

The Company......................  LaSalle Re Holdings Limited, a company organized under the laws of Bermuda.

The Shares.......................  Common Shares, par value $1.00 per share, of the Company.

Number of Shares Sought..........  Up to 3,703,703 Shares of the 16,517,485
                                   Shares outstanding and the 8,578,954 Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of Exchangeable Non-Voting Shares and for issuance upon exercise of options thereon.

Purchase Price...................  The Company will determine a single per
                                   Share net cash price, no greater than
                                   $30.00 nor less than $27.00 per Share, that it will pay for Shares validly tendered. All Shares acquired in the Offer will be acquired at the Purchase Price even if tendered below the Purchase Price. Each shareholder desiring to tender Shares must specify in the Letter of Transmittal the minimum price (no greater than $30.00 nor less than $27.00 per Share) at which such shareholder is willing to have Shares purchased by the Company.

Expiration Date..................  April 25, 1997 at 12:00 midnight, New York
                                   City time, unless extended by the Company.

How to Tender Shares.............  See Section 4. For further information, call the Information Agent or consult your broker for assistance.

Odd Lot Owners...................  There will be no proration of Shares tendered by any shareholder beneficially owning less than 100 Shares as of the close of business on March 28, 1997 who tenders all such Shares and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Shareholders tendering Odd Lots will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of Shares in a transaction effected on a securities exchange.

Withdrawal Rights................  Shares tendered pursuant to the Offer may be withdrawn at any time before the
                                   Expiration Date and, unless theretofore
                                   accepted for payment as provided herein, may also be withdrawn after May 23, 1997. See Section 3.

Purpose of Offer.................  Following the completion of the Preferred
                                   Offering and as a result of the Company's financial condition and liquidity, its access to the capital markets and to debt financing, and current market conditions in the Company's principal market, property catastrophe reinsurance, the Board has determined that the Company has the capacity to return approximately $100 million of capital to its shareholders through the Offer. See "Purpose of the Offer; The Capital Plan."

Market Price of Shares...........  On March 27, 1997, the last full day of trading prior to the Company's commencement of the Offer, the closing sale price of the Shares on the Nasdaq National Market was $28.75 per Share. See Section 7.

Dividends........................  Shares validly tendered and purchased for cancellation by the Company pursuant to the Offer will not be entitled to any dividends in respect of any dividends declared and paid in later periods. See Section 7.

Brokerage Commissions............  Not payable by shareholders.

Transfer Tax.....................  None, except as provided in Instruction 7 of the Letter of Transmittal.

Payment Date.....................  As promptly as practicable after the
                                   Expiration Date of the Offer.

Position of the Company and the    Neither the Company nor the Board makes any
Board............................  recommendation to any shareholder as to whether to tender or refrain from tendering
                                   Shares or as to the price or prices at
                                   which Shares should be tendered.

Further Information..............  Any questions, requests for assistance or requests for additional copies of this
                                   Offer to Purchase, the Letter of
                                   Transmittal or other tender offer materials may be directed to the Information Agent at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase.

To All Holders of Common Shares of
LaSalle Re Holdings Limited:

                                 INTRODUCTION

  The Company hereby offers to purchase for cancellation up to 3,703,703 of its outstanding Shares at a price no greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. Tendering shareholders will not be obliged to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, transfer taxes on the purchase for cancellation of Shares by the Company pursuant to the Offer.

  The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (no greater than $30.00 nor less than $27.00 per Share), net to the seller in cash, that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 3,703,703 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as (i) are validly tendered at prices no greater than $30.00 nor less than $27.00 per Share or (ii) require payment of an aggregate Purchase Price of $100,000,000). The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions of the Offer, including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 3,703,703 Shares pursuant to the Offer.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 11.

  The Shares are traded on the Nasdaq National Market. On March 27, 1997, the last full day of trading before the Company's commencement of the Offer, the closing sale price of the Shares on the Nasdaq National Market was $28.75 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

  As of March 21, 1997, the Company had issued and outstanding 16,517,485 Shares and had 8,578,954 Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of Exchangeable Non-Voting Shares and upon exercise of options thereon. As of March 21, 1997, the 3,703,703 Shares that the Company is inviting shareholders to tender pursuant to the Offer represent approximately 22% of the Shares outstanding (approximately 45% of the publicly held Shares) and approximately 15% of the aggregate of Shares outstanding and Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of Exchangeable Non-Voting Shares and upon exercise of options thereon.

  THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS PRESENTLY INTENDS TO TENDER ANY SHARES DIRECTLY OWNED BY THEM PURSUANT TO THE OFFER. HOWEVER, SUCH DIRECTORS AND EXECUTIVE OFFICERS ARE NOT PROHIBITED FROM, AND MAY ELECT TO, PARTICIPATE IN THE OFFER. CERTAIN FOUNDING

SHAREHOLDERS, THE BENEFICIAL OWNERSHIP OF WHOSE SHARES MAY BE ATTRIBUTED TO CERTAIN DIRECTORS, MAY TENDER SHARES PURSUANT TO THE OFFER. AS OF MARCH 21, 1997, THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (16 PERSONS) BENEFICIALLY OWNED AN AGGREGATE OF 4,739,346 SHARES, REPRESENTING APPROXI-MATELY 19% OF THE SHARES, ASSUMING THE EXERCISE OF ALL EXERCISABLE OPTIONS THEREON, THE EXCHANGE OF ALL EXCHANGEABLE NON-VOTING SHARES AND THE EXERCISE OF ALL OPTIONS THEREON.

                    PURPOSE OF THE OFFER; THE CAPITAL PLAN

  Since its inception, the Company has endeavored to provide liquidity to shareholders and to pursue a capital management strategy focused on balancing capital levels with aggregate exposures while seeking to achieve strong returns on shareholders' equity. Consistent with this strategy, in October 1996 the Company adopted a dividend policy pursuant to which it intends to distribute in each fiscal year 50% to 60% of its net income from the prior fiscal year, if any, on a quarterly basis. As part of its capital management strategy, the Company had previously announced its intention to repurchase up to $50 million of Shares in open market or privately negotiated transactions from time to time depending on market conditions and the Company's capital and liquidity requirements.

  The Company completed a secondary offering of 3,910,000 Shares in December 1996. This offering increased the number of Shares held by the public (i.e. persons not affiliated with the Company's founding shareholders) from 4,312,500 to 8,222,500 and reduced the percentage of Shares held by founding shareholders to approximately 50%. In addition, as a result of the exchange of certain Exchangeable Non-Voting Shares in connection with this offering, the Company increased its ownership of the outstanding capital stock of LaSalle Re from 63% to 73%.

  In order to reduce its earnings volatility, protect its capital base and support its dividend policy, the Company purchased a multi-year excess of loss reinsurance program effective January 1, 1997. The program is event-based, providing up to $100 million of coverage in excess of the first $100 million of losses for the first loss occurrence and $100 million of coverage in excess of the first $150 million of losses for the second loss occurrence, with a $200 million aggregate coverage limit over a three-year period. The attachment point is triggered by losses incurred by the Company rather than industry losses. The reinsurance is provided by a company which holds a rating of "A+" (Superior) from A.M. Best Company, Inc. ("A.M. Best") and a claims-paying ability rating of "AA" from Standard and Poor's Rating Services ("S&P").

  On February 27, 1997, the Board approved the Preferred Offering and, contingent on the completion of the Preferred Offering, voted to expand the Company's planned share repurchase program from the previously announced level of $50 million to a new level of $125 million of Shares. The Company completed the Preferred Offering on March 27, 1997. Accordingly, the Company is making the Offer to purchase approximately $100 million of Shares. At a future date, the Company also expects to repurchase up to $25 million of Shares through open market or privately negotiated transactions. The Board also confirmed the dividend policy pursuant to which the Company intends to distribute as dividends to holders of Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the amount by which its net income (before minority interest) from the prior fiscal year exceeds the amount of dividends payable on Preferred Shares in the current fiscal year.

  The Company believes that its capital management strategy is consistent with its policy to actively manage its capital and its goal to increase shareholder value. Following consummation of the Offer, the Company believes that is cash, short-term investments and borrowing capacity, together with anticipated cash flows from operations, will be adequate for its needs in the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence, due to future events that might have the effect of reducing the Company's available cash balances (such as operating losses following catastrophes or other adverse events) or that might reduce or eliminate the availability of external financial resources. The Company's capital management strategy is subject to change at the discretion of the Board, as the Company's ability to implement its capital management strategy will depend on various factors, some of which are beyond its control.

  The Board and management reviewed several alternative methods of enhancing shareholder liquidity and returning capital to shareholders. The Board determined that the Capital Plan is an advantageous method of returning capital because it is accretive to earnings per Share and provides all shareholders of the Company the opportunity to tender Shares at the Purchase Price.

  In establishing the Offer price, the Board considered the Company's past and anticipated future operating results, the trading history of the Shares, the composition of the Company's shareholder base, the size of the Offer in relation to the number of Shares outstanding and selected similar transactions completed over the last two years.

  The purpose of the Offer is to allow those shareholders desiring to receive cash for a portion of or, subject to proration, all of their Shares an opportunity to do so.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE BOARD NOR THE COMPANY, NOR ANY PERSON ACTING ON THEIR BEHALF, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

         CERTAIN ADVANTAGES OF TENDERING OR NOT TENDERING IN THE OFFER

  In deciding whether to tender Shares pursuant to the Offer (and how many Shares to tender), shareholders should consider the following possible advantages of tendering or, alternatively, not tendering in the Offer.

CERTAIN POSSIBLE ADVANTAGES OF TENDERING IN THE OFFER

  1. The Purchase Price may represent a premium over recent market prices for the Shares, including the closing sale price on the last full Nasdaq National Market trading day prior to the commencement of the Offer by the Company, which was $28.75 per share.

  2. The Offer gives shareholders an opportunity to dispose of Shares without incurring any transaction costs.

  3. The Offer provides liquidity benefits to shareholders who otherwise could only sell in compliance with Rule 144 under the Securities Act of 1933, as amended.

  4. Because the volume of Shares typically traded on a daily basis is small relative to the shareholdings of some of the Company's shareholders, a shareholder wishing to sell a substantial block of Shares may find it difficult to sell that block on Nasdaq National Market without adversely affecting the market price received for that block. The Offer, if not subject to proration, may enable holders of blocks to avoid that problem in disposing of a portion of their Shares. See Section 1.

  5. The purchase for cancellation by the Company of Shares pursuant to the Offer could have an adverse effect on the liquidity and market value of the Shares remaining outstanding following the consummation of the Offer.

  6. Consummation of the Offer will have the effect of reducing the Company's cash available to pay dividends on the Preferred Shares and to pay dividends on Shares in accordance with the Company's capital management strategy. In addition, funds available for working capital, capital expenditures, acquisitions and general corporate purposes will be reduced as a result of the Offer. However, the Company expects to have sufficient cash available following consummation of the Offer for such purposes and to meet the financial covenants of the Company's credit facility.

  7. Assuming the Offer is fully subscribed, the pro forma book value as of December 31, 1996 of Shares not purchased for cancellation in the Offer will be diluted by $1.07 per Share assuming a minimum price of $27.00 and $1.47 per Share assuming a maximum price of $30.00.

CERTAIN POSSIBLE ADVANTAGES OF NOT TENDERING IN THE OFFER

  1. Shareholders who do not tender Shares in the Offer will experience an increase in their percentage Share ownership interests as a result of the consummation of the Offer and an increase in their proportionate interest in the Company's assets and equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. As a result, such shareholders will benefit from any future growth in the Company's business to a greater degree than if they tender Shares, and any or all of such Shares are purchased, in the Offer.

  2. Upon consummation of the Offer, the Company's return on equity and earnings per Share will be higher in subsequent periods than would have been reported had the Offer not occurred, as a result of the Company's reduced equity base and the smaller number of Shares outstanding following consummation of the Offer.

  3. The Purchase Price may represent a discount from recent market prices for the Shares, including the closing sale price on the last full Nasdaq National Market trading day prior to the commencement of the Offer by the Company, which was $28.75 per Share, although there are no associated brokerage fees or other transaction costs.

                                   THE OFFER

   1. NUMBER OF SHARES; PRORATION. Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay for up to 3,703,703 Shares or such lesser number of Shares as are validly tendered on or before the Expiration Date and not theretofore withdrawn in accordance with
Section 3 of this Offer to Purchase at a net cash price (determined in the manner set forth below) no greater than $30.00 nor less than $27.00 per Share. The term "Expiration Date" means 12:00 midnight, New York City time, on April 25, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 3,703,703 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number as (i) are validly tendered at prices no greater than $30.00 nor less than $27.00 per Share or (ii) require payment of an aggregate Purchase Price of $100,000,000). The Company reserves the right to purchase for cancellation more than 3,703,703 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase for cancellation pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 11.

  In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares must specify the price (no greater than $30.00 nor less than $27.00 per Share) at which such shareholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (no greater than $30.00 nor less than $27.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

  If more than 3,703,703 Shares are validly tendered at or below the Purchase Price on or before the Expiration Date and not withdrawn, and the Company does not elect to increase the number of Shares being sought in the Offer or to purchase additional Shares pursuant to Rule 13e-4(f)(1) under the Exchange Act (as described below), or if Shares have been validly tendered at or below the Purchase Price for an aggregate Purchase Price exceeding $100,000,000, the Company will, upon the terms and subject to the conditions of the Offer, accept for payment 3,703,703 Shares tendered at or below the Purchase Price as follows: (i) all Shares validly tendered at or below the Purchase Price before the Expiration Date by any shareholder (an "Odd Lot Holder") who owned beneficially, as of the close of business on March 28, 1997, an aggregate of fewer than 100 Shares ("Odd Lot Shares") and who tenders all of such Shares at or below the Purchase Price and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, will be purchased; and (ii) other Shares validly tendered at or below the Purchase Price before the Expiration Date will be purchased on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares). If not more than 3,703,703 Shares are validly tendered at or below the Purchase Price on or before the Expiration Date and not withdrawn and if the aggregate Purchase Price of such Shares does not exceed $100,000,000, the Company will, upon the terms and subject to the conditions of the Offer, accept for payment all such Shares.

  As of March 21, 1997, there were approximately 50 holders of record of Shares. Because of the relatively large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any Odd Lot Holder wishing to tender all of his or her Shares free of proration pursuant to this Section must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder of tendered Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such shareholder at or below the Purchase Price to the total number of Shares tendered by all shareholders, other than Odd Lot Holders, at or below the Purchase Price. Shares tendered for purposes of proration shall include any tendered exercisable options on Shares, Exchangeable Non-Voting Shares and options thereon and shall assume that exercise, exchange or exercise and exchange (as the case may be) shall have taken place. Because of the difficulty of determining the precise number of Shares validly tendered and not withdrawn and as a result of the "Odd Lots" procedure outlined above, if proration is required, the Company will announce the preliminary and final proration factors as soon as practicable after the Expiration Date. Shareholders may obtain such preliminary and final information from the Information Agent, and may be able to obtain such information from their brokers.

  The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 11 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to First Chicago Trust Company of New York, the depositary for the Offer (the "Depositary"), and making public announcement thereof. There cannot be any assurance that the Company will exercise such right to extend the Offer. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 11 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 11 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. For purposes of the Offer, a "business day" means any day, other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares in the Offer or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice of an increase or decrease is first published, sent or given in the manner specified herein, the Offer will be extended until the expiration of such period of ten business days.

  This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear in the Company's Register of Members or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by the Company.

   2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for, Shares validly tendered at or below the Purchase Price before the Expiration Date and not properly withdrawn in accordance with Section 3 (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, subject to the terms and conditions of such extension) as soon as practicable after the Expiration Date. In addition, the Company expressly reserves the right, in its sole discretion, to delay the acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer). See Sections 3, 4 and 14.

  All Odd Lot Shares properly tendered and not withdrawn prior to the Expiration Date will be accepted before proration, if any, of the purchase for cancellation of other tendered Shares. This preference is not available to holders of 100 or more Shares, even if such holders have separate certificates for fewer than 100 Shares. A purchase of Odd Lot Shares pursuant to the Offer will reduce the costs to the Company of servicing the accounts of holders of Odd Lot Shares.

  Persons tendering any combination of Shares at or below the Purchase Price, exercisable options thereon, Exchangeable Non-Voting Shares or options thereon will have their Shares purchased, following determination of the applicable proration amount and in the absence of any written directions by the shareholder to the contrary, first from Shares issued upon exchange of Exchangeable Non-Voting Shares, second from Shares, third from exercise of options on Exchangeable Non-Voting Shares and fourth from options on Shares.

  The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company or the Philadelphia Depositary Trust Company (collectively, the "Book-Entry Transfer Facilities") ) pursuant to the procedures set forth in Section 4, (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary, and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

  For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased for cancellation, tendered Shares properly tendered at or below the Purchase Price and not withdrawn (subject to proration), if, as and when the Company gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payment from the Company and transmitting payment to tendering shareholders. Under no circumstances will the Company pay interest on the Purchase Price of the Shares to be paid by the Company, regardless of any delay in making such payment. If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or are not paid for because of invalid tender, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described in Section 4, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

  Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. If the Company is delayed in its acceptance for payment of or in its payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under this Offer to Purchase, the Depositary may, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3, subject to Rule 13e-4(f)(s) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered shares promptly after the termination or withdrawal of the tender offer.

  The Bye Laws of the Company require prior Board approval for any transfer of Shares that results in any shareholder (other than a mutual fund) directly, indirectly or beneficially owning more than 5% of the outstanding capital stock of the Company or any shareholder holding more than 9.9% of the outstanding capital stock of the Company. Any tender of Shares pursuant to the Offer is subject to the foregoing restrictions and, as a result, the Company may accept fewer shares than are tendered.

   3. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after 12:00 midnight, New York City time, on May 23, 1997.

  If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered Shares promptly after the termination or withdrawal of the tender offer.

  To be effective, a written or facsimile transmission notice of withdrawal must be received timely by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in Section 4) must be submitted prior to the release of such Shares, except that no such guarantee is required in the case of Shares tendered by an Eligible Institution. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares.

  Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in
Section 4 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, at its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

   4. PROCEDURES FOR TENDERING SHARES.

  PROPER TENDER OF SHARES. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent's Message in connection with book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 midnight, New York City time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

  AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH SHAREHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.25) AT WHICH SUCH SHAREHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE SHAREHOLDER IS TENDERING ALL OF SUCH SHAREHOLDER'S SHARES AT THE PURCHASE PRICE. Shareholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

  In addition, Odd Lot Holders who tender all such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

  Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner of the certificates surrendered, then the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid. See Instruction 6 of the Letter of Transmittal.

  Persons who desire to sell Shares obtained by exchanging Exchangeable Non-Voting Shares should tender Exchangeable Non-Voting Shares or options thereon with a request to the Board to permit exchange for Shares upon acceptance for payment. This may be done as provided in Instruction 14 of the Letter of Transmittal.

  THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available, or such shareholder cannot deliver the certificates and all other required documents to the Depositary before the Expiration Date, or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (a) such tenders are made by or through an Eligible Institution;

    (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company (with any required signature guarantees), is received by the Depositary as provided below on or before the Expiration Date; and

    (c) the certificates for all tendered Shares, in proper form for transfer (or the confirmation of the book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of receipt of such Notice of Guaranteed Delivery by the Depositary.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a Book Entry Confirmation of such Shares), a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal.

  TENDERING SHAREHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of
(x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms and subject to the conditions of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, whose determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and of the instructions thereto) will be final and binding.

   5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

  This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States shareholder (herein, a "Holder"). For purposes of this summary, a "United States shareholder" is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. This discussion does not address the tax consequences to foreign shareholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such shareholders are generally taxed in a manner similar to United States shareholders; however, certain special rules apply. The summary may not be applicable with respect to

Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder of Shares should consult such Holder's tax advisor as to the particular consequences to him of participation in the Offer.

  Consequences to Tendering Shareholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

  Under Section 302 of the Code, a Holder will recognize a gain or loss on an exchange of Shares for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such Holder or (iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder is in general deemed to constructively own the Shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the Shares owned directly or indirectly by or for his or her spouse and his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the Shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities. A Holder will generally also be deemed to own Shares which the Holder has the right to acquire by exercise of an option.

  A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. A Holder that exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his exchange as a "complete termination" of his interest in the Company if certain technical requirements are met. Among other requirements, a Holder must include a statement with his 1996 federal income tax return notifying the Service that he has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his tax advisor. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares actually or constructively owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares actually or constructively owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The Internal Revenue Service (the "IRS") has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." If a Holder sells Shares to persons other than the Company at or about the time such Holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

  If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through its broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such Holder's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

  If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits. Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that it owns. The dividends received deduction will not be available to corporate Holders.

  The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased for cancellation pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

  CONTROLLED FOREIGN CORPORATIONS. The Company's repurchase of Shares pursuant to the Offer will decrease the number of outstanding Shares of the Company. As a result, the percentage ownership (as defined under the rules of Section 958 of the Code) of the Company and any of its subsidiaries belonging to each shareholder who does not tender shares will increase. It is also possible that the percentage ownership attributable to certain shareholders who tender shares could increase as a result of the Offer. If more than 25% of the total combined voting power or total value of all the outstanding stock of the Company or any of its subsidiaries is owned by U.S. persons each of whom owns, directly or indirectly through foreign entities, or by attribution under the rules of section 958 of the Code, 10% or more of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, such corporation is treated as a "controlled foreign corporation" for purposes of the Subpart F rules of the Code. Any U.S. person who is a 10% shareholder of a foreign corporation on the last day of a taxable year in which such corporation was a controlled foreign corporation for an uninterrupted period of 30 days or more must include in its gross income its pro rata share of such corporation's "Subpart F income" for such year, even if this income is not distributed. In order to prevent the Company or any of its subsidiaries from becoming a controlled foreign corporation, the Bye-Laws of the Company require prior Board approval for any transfer of Shares that results in any shareholder (other than a mutual fund) directly, indirectly or beneficially owning more than 5% of the outstanding capital stock of the Company or any shareholder holding more than 9.9% of the outstanding capital stock of the Company. Any tender of Shares pursuant to the Offer is subject to the foregoing restrictions and, as a result, the Company may accept fewer shares than are tendered.

  CONSEQUENCES TO SHAREHOLDERS WHO TENDER SHARES OBTAINED BY EXCHANGING EXCHANGEABLE NON-VOTING SHARES OR OPTIONS THEREON. Any U.S. person who tenders Shares obtained by exchanging Exchangeable Non-Voting Shares or options on Exchangeable Non-Voting Shares will realize income on such exchange and may be required, under the rules of section 1248 of the Code, to treat as ordinary income part or all of any gain realized that otherwise would have been treated as capital gain. U.S. persons who are considering the exchange of Exchangeable Non-Voting Shares or options thereon for Shares should consult their own tax advisors regarding the possible application of the rules of section 1248 to such exchange.

  CONSEQUENCES TO SHAREHOLDERS WHO DO NOT TENDER PURSUANT TO THE OFFER. Shareholders who do not accept the Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

  FEDERAL INCOME TAX WITHHOLDING. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, unless such an exception exists and is proven in a manner satisfactory to the Depositary, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8, signed under penalties of perjury, attesting to that individual's exempt status.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

  6. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

  The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

  Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal and any other required documents.

  Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price, including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of

Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering shareholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 11.

  The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

   7. PRICE RANGE OF SHARES; DIVIDENDS. The Shares began trading publicly on the Nasdaq National Market on November 20, 1995 under the symbol "LSREF." Prior to that date, there was no public market for the Shares. The following table sets forth, for the periods indicated, the high and low sales prices for the Shares as reported by the Nasdaq National Market, and the amount of cash dividends paid per Share for each quarterly period set forth below. Prices shown represent inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
Fiscal year ended September 30, 1996
  First Quarter (commencing November 20).............. $23.250 $19.500   $--
  Second Quarter......................................  23.625  21.000    .25
  Third Quarter.......................................  22.750  19.750    .25
  Fourth Quarter......................................  25.500  21.000    .25
Fiscal year ended September 30, 1997
  First Quarter.......................................  29.500  22.375    .71
  Second Quarter (through March 27)...................  29.500  26.000    .71

  On March 27, 1997, the last full trading day before the Company's commencement of the Offer, the last reported sale price per Share as reported by the Nasdaq National Market was $28.75. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  Shares validly tendered and purchased for cancellation by the Company pursuant to the Offer will not be entitled to any dividends declared and paid in later periods.

  8. CERTAIN INFORMATION CONCERNING THE COMPANY.

  GENERAL. The Company is a Bermuda company with its principal executive offices located at 25 Church Street, Hamilton HM FX, Bermuda. The Company is a holding company with no operations or significant assets other than its ownership of (i) approximately 73% of the capital stock, and all the voting stock, of LaSalle Re, which writes high severity, low frequency reinsurance on a worldwide basis, (ii) 100% of the capital stock of LaSalle Re Corporate Capital Ltd. ("LaSalle Re Capital"), which is a corporate member of Lloyd's of London, and (iii) 100% of the capital stock of LaSalle Re (Services) Limited ("LaSalle Re Services" and, collectively with LaSalle Re and LaSalle Re Capital, the "Subsidiaries"). The Company's principal product is property catastrophe reinsurance.

INDUSTRY TRENDS

  The Company believes that an imbalance between the supply of and demand for property catastrophe reinsurance existed in 1993 and resulted in an increase in premiums from pre-1993 levels. As a result of the increased property catastrophe reinsurance capacity since 1993, the Company believes that supply and demand in the property catastrophe reinsurance market became more stable in 1994 and have remained relatively stable in succeeding years. The Company believes that property catastrophe reinsurance capacity has increased further since 1994. Based on the Company's marketing efforts, reinsurance contract submissions and publicly available information, the Company believes that property catastrophe rates generally remained at the substantially increased 1993 levels in 1994 and decreased somewhat in 1995 and further in 1996 from 1994 levels. In particular, rates have declined significantly in areas, such as Japan and Europe, where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Notwithstanding these rate decreases, the Company believes that current rates generally exceed 1992 levels. If and while favorable loss experience continues and reinsurance capacity does not diminish, the Company expects further downward pressure on rates during 1997, which it expects will in turn put downward pressure on its premium levels. Based on the 1997 contract renewals that have occurred to date, the Company estimates that it has experienced overall rate decreases of approximately 15% compared to 1996.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 (the "1996 Annual Report") and from unaudited summary consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1996 (the "December 1996 Quarterly Report"), each of which is hereby incorporated herein by reference, and other information and data contained in the 1996 Annual Report and the December 1996 Quarterly Report. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below. See Section 9.

                                    THREE MONTHS
                                        ENDED             YEAR ENDED
                                    DECEMBER 31,         SEPTEMBER 30,
                                  -----------------    --------------------
                                    1996     1995        1996        1995
                                  -------- --------    --------    -------- ---
                                   (UNAUDITED) (IN THOUSANDS, EXCEPT
                                            PER SHARE DATA)
Statement of income data:
  Net premiums written........... $  5,237 $ 12,619    $190,151    $201,916
  Net premiums earned............   43,123   49,444     195,141     170,370
  Net investment income (net of
   realized losses/gains)........    8,179    6,203      26,428      25,066
  Loss and loss expenses.........   10,837   15,881      51,477      60,397
  Underwriting expenses..........    7,115    6,498      27,268      22,988
  Operating expenses.............    5,303    3,868      13,373       7,603
  Income before minority
   interest......................   28,047   29,400     129,451     104,448
  Minority interest..............    6,907   11,109(4)   47,966      38,774
  Net income.....................   21,140   18,291(4)   81,485      65,674
  Net income available to common
   shareholders..................   21,140   18,291      81,485      65,674
  Net income per Share(1)........     1.16     1.23        5.40        4.51
  Dividends per Share(2).........     0.71     1.10        1.85        4.62
Balance sheet data:
  Total investments and cash.....  552,049  445,635     537,504     522,425
  Total assets...................  620,842  531,129     634,374     636,547
  Reserve for losses and loss
   expenses......................   45,981   60,887      49,875      66,654
  Reserve for unearned premiums..   45,008   51,058      82,894      87,885
  Minority interest..............  137,462  151,999     179,470(4)  147,389
  Total shareholders' equity.....  365,599  260,478     307,448(4)  253,422
  Book value per Share(3)........    22.13    18.15       21.42       17.64

--------
(1) Net income per Share equals income before minority interest divided by the weighted average shares outstanding. Weighted average shares outstanding include Shares and Exchangeable Non-Voting Shares as common stock equivalents and the dilutive effect of stock options and stock appreciation rights. For the quarters ended December 31, 1996 and 1995, the Company had weighted average shares outstanding of 24,263,620 and 23,900,115, respectively. For the years ended September 30, 1996 and 1995, the Company had weighted average shares outstanding of 23,967,870 and 23,170,680, respectively.
(2) Dividend per Share is based on outstanding Shares of 16,517,111 and 14,397,720 as at December 31, 1996 and 1995, respectively, and 14,397,720 as at September 30, 1996 and 1995.
(3) Book value per Share is calculated based on the combined equity of minority interest and shareholders' equity divided by the total of Shares and Exchangeable Non-Voting Shares of 22,727,291 and 22,727,010 as at December 31, 1996 and 1995, respectively, and 22,727,010 as at September 30, 1996 and 1995.
(4) The amounts indicated have been restated on a different accounting basis from the corresponding amounts in the December 1996 Quarterly Report. In the December 1996 10-Q, these amounts were restated by accounting for the exchange of certain Exchangeable Non-Voting Shares for Shares in connection with the Company's secondary offering as if it were a pooling of interests. The amounts presented here for the same periods instead account for such exchange as a conversion of equity securities, which is the accounting treatment the Company intends to use with respect to further exchanges initiated by holders of the Exchangeable Non-Voting Shares. The numbers reported for the quarter ended December 31, 1996 are unchanged from the December 1996 10-Q.

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

  The following table sets forth summary unaudited consolidated pro forma financial information of the Company and its subsidiaries giving effect to (i) the Preferred Offering and (ii) the purchase for cancellation of 3,703,703 Shares pursuant to the Offer (based upon certain assumptions described in the notes hereto). The pro forma financial information reflects the repurchase of 3,703,703 Shares at a minimum price of $27.00 and 3,333,333 Shares at a maximum price of $30.00 and assumes that those shareholders holding Exchangeable Non-Voting Shares who tender their shares in the Offer will first exchange those shares for Shares of the Company, which is expected to reduce the minority interest in the Company from approximately 27% as of December 31, 1996 to approximately 26%. The pro forma financial information also assumes that the repurchase of Shares in the Offer will be financed by the proceeds of $75 million from the Preferred Offering and by excess capital of $28 million. The pro forma condensed consolidated balance sheet dated as of December 31, 1996 and September 30, 1996 give effect to the Preferred Offering and the Offer as if they had occurred as of such date. The pro forma condensed consolidated income statement data for the three month period ended December 31, 1996 and the year ended September 30, 1996 present consolidated operating results as if the Preferred Offering and Offer had occurred on the first day of the periods presented. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary historical consolidated financial information herein, and does not purport to be indicative of the results that would actually have been obtained had the Preferred Offering and the Offer been consummated at the dates indicated.

                              THREE MONTHS ENDED                 YEAR ENDED
                              DECEMBER 31, 1996              SEPTEMBER 30, 1996
                         ---------------------------- --------------------------------
                                        PRO FORMA                      PRO FORMA
                                    -----------------            ---------------------
                                    PURCHASE PURCHASE                         PURCHASE
                                     PRICE    PRICE                PURCHASE    PRICE
                                       AT       AT                  PRICE        AT
                         HISTORICAL  $27.00   $30.00  HISTORICAL AT $27.00(1)  $30.00
                         ---------- -------- -------- ---------- ------------ --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of income
 data:
  Net premiums written..  $ 5,237     5,237    5,237   190,151     190,151    190,151
  Net premiums earned...   43,123    43,123   43,123   195,141     195,141    195,141
  Net investment income
   (net of
   realized
   losses/gains)........    8,179     7,775    7,775    26,428      24,950     24,950
  Loss and loss
   expenses.............   10,837    10,837   10,837    51,477      51,477     51,477
  Underwriting expenses.    7,115     7,115    7,115    27,268      27,268     27,268
  Operating expenses....    5,303     5,878    5,878    13,373      13,948     13,948
  Income before minority
   interest.............   28,047    27,068   27,068   129,451     127,398    127,398
  Minority interest.....    6,907     6,091    6,116    47,966      33,330     33,471
  Net income............   21,140    20,977   20,952    81,485      94,068     93,927
  Net income available
   to
   common shareholders..   21,140    19,336   19,311    81,485      87,505     87,364
  Net income per
   Share(2).............     1.16      1.24     1.21      5.40        5.96       5.86
  Dividends per
   Share(3).............     0.71      0.84     0.82      1.85        2.23       2.19
Balance sheet data:
  Total investments and
   cash.................  552,049   524,686  524,686   537,504     510,142    510,412
  Total assets..........  620,842   593,480  593,480   634,374     607,012    607,012
  Reserve for losses and
   loss
   expenses.............   45,981    45,981   45,981    49,875      49,875     49,875
  Reserve for unearned
   premiums.............   45,008    45,008   45,008    82,894      82,894     82,894
  Minority interest.....  137,462   104,830  105,274   179,470     101,333    101,763
  Total shareholders'
   equity...............  365,599   370,869  370,424   307,448     358,223    357,793
  Book value per
   Share(4).............    22.13     21.06    20.66     21.42       20.21      19.83

(1) With respect to the fiscal year ended September 30, 1996, the minority interest has been adjusted for the exchange of certain Exchangeable Non-Voting Shares in connection with the Company's secondary offering in December 1996.
(2) Pro forma Net Income per Share equals income before minority interest divided by the weighted average shares outstanding. Weighted average shares outstanding include Shares and Exchangeable Non-Voting Shares as common stock equivalents and the dilutive effect of stock options and stock appreciation rights. For the quarter ended December 31, 1996, the Company had pro forma weighted average shares outstanding of 20,559,916 using an assumed Purchase Price of $27.00 and 20,930,287 using an assumed Purchase Price of $30.00. For the year ended September 30, 1996, the Company had pro forma weighted average shares outstanding of 20,264,166 using an assumed Purchase Price of $27.00 and 20,634,537 using an assumed Purchase Price of $30.00.
(3) Pro forma dividend per Share is based on outstanding Shares of 12,813,407 using an assumed Purchase Price of $27.00 and 13,183,778 using an assumed Purchase Price of $30.00 at December 31, 1996. As at September 30, 1996 and 1995, pro forma outstanding Shares were 10,667,016 using an assumed Purchase Price of $27.00 and 12,179,323 using an assumed Purchase Price of $30.00.
(4) Pro forma book value per Share is calculated based on the combined equity of minority interest and shareholders' equity (excluding equity represented by Preferred Shares) divided by the total of Shares and Exchangeable Non-Voting Shares. As of December 31, 1996, pro forma outstanding Shares were 19,023,587 using an assumed Purchase Price of $27.00 and 19,393,958 using an assumed Purchase Price of $30.00, respectively. As at December 31, 1996, pro forma outstanding Shares were 19,023,306 using an assumed Purchase Price of $27.00 and 19,393,677 using an assumed Purchase Price of $30.00.

   9. ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration and stock option grants, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549, and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected or copied at the offices of the Nasdaq National Market, 1735 K Street, Washington, DC 20006.

  10. SOURCE AND AMOUNT OF FUNDS. Assuming the Company purchases for cancellation 3,703,703 Shares at a price no greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, without interest thereon, pursuant to the Offer, the Company estimates that the maximum aggregate amount of funds required to purchase for cancellation such Shares and to pay related fees and expenses of the Offer will be approximately $100 million, which amount the Company will fund from its available cash and invested assets.

  11. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may, in the sole discretion of the Company, terminate or amend the Offer as to any Shares not then paid for if, on or after April 25, 1997, and at or before the time of payment for any of such Shares, any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Company,
  (ii) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Company, might materially adversely affect the Company or the value of the Shares, (iii) challenging or adversely affecting the Company's cash and invested assets available to fund the Offer, or (iv) in the sole judgment of the Company, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, franchises, permits, results of operations or prospects of the Company;

    (b) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the sole judgment of the Company, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, franchises, permits, results of operations or prospects of the Company which, in the sole judgment of the Company, is or may be materially adverse;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or any material adverse change in prices generally of securities on the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States or Bermuda, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Bermuda, (v) a material change in United States, Bermuda or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (e) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person, or it shall have been publicly disclosed or the Company shall have otherwise learned that (i) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital shares of the Company (including the Shares), through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% or any class or series of capital shares of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the Commission on March 21, 1997, or (ii) any such person, entity or group which before March 21, 1997 had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital shares of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital shares of the Company (including the Shares); and

    (f) S&P or A.M. Best shall have (i) downgraded or withdrawn the rating accorded the Company or (ii) publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Company.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the sole discretion of the Company. Any determination by the Company concerning any event described in this Section 11 shall be final and binding upon all parties.

  12. FEES AND EXPENSES.

  First Chicago Trust Company of New York has been retained by the Company to act as the Information Agent and First Chicago Trust Company of New York has been retained by the Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

  13. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES. As of March 21, 1997, the Company had issued and outstanding 16,517,485 Shares and had 8,578,954 Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of Exchangeable Non-Voting Shares and upon exercise of options thereon. As of March 21, 1997, the Company's directors and executive officers as a group (16 persons) beneficially owned an aggregate of 4,739,346 Shares, representing approximately 19% of the Shares, assuming the exercise of all exercisable options thereon, the exchange of all Exchangeable Non-Voting Shares and the exercise of all options thereon. The 3,703,703 Shares that the Company is inviting shareholders to tender pursuant to the Offer represents approximately 22% of the Shares outstanding (approximately 45% of the publicly held Shares) and approximately 15% of the Shares outstanding and Shares reserved for issuance upon exercise of exercisable options thereon, for the exchange of Exchangeable Non-Voting Shares and upon exercise of options thereon.

  The Company has been advised that none of its directors or executive officers presently intends to tender any Shares directly owned by them pursuant to the Offer. However, such directors and executive officers are not prohibited from, and may subsequently elect to, participate in the Offer. Certain founding shareholders, the beneficial ownership of whose Shares may be attributed to certain directors, may tender Shares pursuant to the Offer.

  Neither the Company, nor any of its subsidiaries, nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

  Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans and except as otherwise described herein or in the Company's reports under the Exchange Act, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, option arrangements, puts or calls, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

  14. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT. The Company's purchase of Shares for cancellation pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders of the Company. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of Nasdaq National Market, the Company does not believe that its purchase of Shares for cancellation pursuant to the Offer will cause the Shares outstanding following consummation of the Offer to be delisted from Nasdaq National Market.

  If fewer than 3,703,703 Shares are purchased for cancellation pursuant to Offer, the Company may purchase for cancellation the remainder of such Shares in the open market, in privately negotiated transactions or otherwise, in compliance with applicable law. In the future, the Company also may determine to purchase for cancellation additional Shares in the open market, in privately negotiated transactions, through one or more subsequent tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing for cancellation any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date; provided, however, that Rule 13e-4(f) under the Exchange Act permits, and the Board has authorized, the Company to purchase an additional amount of Shares in the Offer not to exceed 2% of the Shares outstanding (an aggregate of 501,929 Shares as of March 21, 1997), without amending the Offer or increasing the number of days which the Offer must remain open. Any future purchases for cancellation of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

  Shares that the Company purchases for cancellation pursuant to the Offer will following cancellation be authorized and unissued Shares, and will be available for issuance by the Company without further shareholder action (except as may be required by applicable law or the rules of any securities exchanges on which the Shares may be listed). Such Shares could be issued without shareholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company's business, share dividends or in connection with employee stock, stock option and other plans, or a combination thereof. The Company has no current plans for the Shares it may acquire pursuant to the Offer or any other authorized and unissued Shares.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission, and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares for cancellation pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

  15. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Nevertheless, the Company may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  The Company has filed with the Commission a Statement on Schedule 13E-4 (including exhibits), pursuant to Rule 13e-4 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 9 of this Offer to Purchase.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                          LaSalle Re Holdings Limited

March 28, 1997

                                                                     SCHEDULE I

                          LASALLE RE HOLDINGS LIMITED

                       DIRECTORS AND EXECUTIVE OFFICERS

  The following information sets forth the name, business address and present principal occupation and five year prior employment history of each of the directors and executive officers of the Company.

  Victor H. Blake, O.B.E., age 61, has been Chairman, Chief Executive Officer and President of the Company since its organization in September 1995 and Chairman and Chief Executive Officer of the Company's subsidiary, LaSalle Re, since May 1994. Mr. Blake has 37 years experience in the insurance industry, concentrating primarily in reinsurance. Mr. Blake served as Chairman and Chief Executive Officer of CNA International Reinsurance Company Ltd. ("CNA Re"), a leading property and casualty insurer operating in the London market, from its formation in 1976 until October 1995. In addition, he acted as the chairman and chief executive officer of CNA Reinsurance Group from its formation in April 1994 until October 1995. CNA Reinsurance Group includes CNA Re and the United States reinsurance operations of CNA Financial Corporation (together with its affiliates "CNA"). Mr. Blake is the non-executive chairman of CNA Reinsurance Group. Mr. Blake is also founder Chairman of LUC Holdings Ltd, the shareholders of the London Underwriting Centre, a marketplace housing many of the London market insurers and reinsurers. He also served as a member of the Council of the London Insurance and Reinsurance Market Association and its predecessor bodies from 1977 to 1996.

  William J. Adamson, Jr., age 44, has been Deputy Chairman and a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. He also served as Chairman of LaSalle Re from its inception until May 1994. Mr. Adamson has 21 years experience with CNA in the reinsurance industry in Chicago and London. Mr. Adamson became Chief Executive Officer of CNA Re in November 1995. Mr. Adamson has been Senior Vice President of Continental Casualty Company ("CCC") since November 1995 and head of its Chicago-based reinsurance operations and also President of CNA Re and CNA (Bermuda) Services Ltd. ("CNA Bermuda") since 1993. Prior to his appointment as Senior Vice President, he was a Group Vice President and a Vice President of CCC and its principal insurance subsidiaries. Mr. Adamson has acted as the chief operating officer of CNA Reinsurance Group since its formation in April 1994 and became its chief executive officer in November 1995.

  Andrew Africk, age 30, has been a director of the Company since its organization in September 1995 and an alternate director of LaSalle Re since its organization in October 1993. Mr. Africk has been associated since 1992 with Apollo Advisors, L.P., which acts as managing general partner of certain securities investment funds, and Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Prior thereto, Mr. Africk was completing graduate degree programs at the Wharton School of Business and the University of Pennsylvania Law School. Mr. Africk is also a director of Continental Graphics Holdings, Inc. and Culligan Water Technologies, Inc.

  Ivan P. Berk, age 59, has been a director of the Company since its organization in September 1995 and an alternate director of LaSalle Re since its organization in October 1993. He has been Executive Director-Manager of Equities of Aon Advisors, Inc. since March 1993 and was Senior Portfolio Manager of Aon Advisors, Inc. from December 1990 until March 1993. Mr. Berk has 28 years of investment experience, including the formation of six insurance related companies in the last three years.

  Joseph Haviv, age 42, has been a director of the Company since October 1995. Mr. Haviv has been Vice President of EXOR America Inc., an international investment holding company, since April 1994. Prior to his current position with EXOR America Inc., Mr. Haviv was a Principal of McKinsey & Company, Inc, a management consulting firm.

  Jonathan H. Kagan, age 40, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Kagan is a Managing Director of Corporate Advisors, L.P., which he joined in 1988. Mr. Kagan has also been associated with Lazard Freres & Co. LLC since 1980, has been a Managing Director since 1995 and is a Managing Director of Centre Partners Management LLC. Mr. Kagan is also a director of Continental Cablevision, Inc., Tyco Toys Inc. and Firearms Training Systems, Inc.

  Donald P. Koziol, Jr., age 49, has been a director of the Company since its organization in September 1995. Mr. Koziol has been Executive Vice President of Aon Specialty Group, an insurance firm, since January 1995. Mr. Koziol was Chairman and Chief Executive Officer of Carvill America, Inc., a reinsurance brokerage firm, from 1984 until 1994.

  Lester Pollack, age 63, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Pollack was a Deputy Chairman of LaSalle Re from October 1993 to May 1996. Mr. Pollack has been a Managing Director of Centre Partners Management LLC, an investment services firm, since 1995, Senior Managing Director of Corporate Advisors, L.P., an investment advisory services firm, since 1988, Managing Director of Lazard Freres & Co. LLC, an investment banking firm, since 1986 and Chief Executive Officer of Centre Partners, L.P. since 1986. Mr. Pollack is also a director of Continental Cablevision, Inc., Parlex Corporation, Polaroid Corporation, Sphere Drake Holdings, Ltd., SunAmerica, Inc. and Tidewater Inc.

  Peter J. Rackley, age 59, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Rackley has been Chairman and Group Chief Executive of Western International Financial Group Ltd., a Bermuda-based insurance business, since 1993. Prior to that, Mr. Rackley held senior management executive positions in General Accident Fire & Life Assurance Company plc and NZI Insurance Group. Mr. Rackley is also Chairman of Catlin Westgen Holdings Limited, Westgen High Ridge Holdings Limited and CHA Insurance Company Limited and Deputy Chairman of Commercial Risk Partners Limited.

  Scott A. Schoen, age 38, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Schoen is a Managing Director of Thomas H. Lee Company, a Boston-based private investment firm, which he joined in 1986. Mr. Schoen is also a director of Alliance International Group, Inc., Anchor Advanced Products, Health O Meter Products Inc., Rayovac Corporation and First Alert, Inc. and a Trustee of Insight Premier Funds.

  Harvey G. Simons, age 49, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Simons has served as Executive Vice President and Chief Underwriting Officer of CNA Re for more than five years.

  David A. Stockman, age 50, has been a director of the Company since its organization in September 1995 and a director of LaSalle Re since its organization in October 1993. Mr. Stockman was a Deputy Chairman of LaSalle Re from October 1993 to May 1996. Mr. Stockman is a Member of Blackstone Group Holdings L.L.C., a general partner of Blackstone Group Holdings L.P., an investment partnership, since February 1996 and was a General Partner of Blackstone Group Holdings L.P. (together with its successor, "Blackstone") from 1990 to February 1996. Mr. Stockman has been a Senior Managing Director of Blackstone since 1988. Prior to joining Blackstone, Mr. Stockman was a Managing Director of Salomon Brothers Inc, an investment services firm. Mr. Stockman served as the Director of the Office of Management and Budget in the Reagan Administration from 1981 to 1985. Prior to that, Mr. Stockman represented Southern Michigan in the U.S. House of Representatives. Mr. Stockman is also a director of Bar Technologies, Inc. and Collins & Aikman Corporation.

  Paul J. Zepf, age 32, has been a director of the Company since May 1996. Previously he had been an alternate director of LaSalle Re since its organization in September 1993. He is a Principal of Corporate Advisors, L.P., which he joined in 1989. Mr. Zepf is also a Principal of Centre Partners Management LLC, which manages Centre Capital Investors II, L.P. and related investment funds. Mr. Zepf is also a director of Firearms Training Systems, Inc.

  Terry J. Alfuth, age 51, has been Senior Vice President, responsible for actuarial, claims, human resources, and information services, of the Company and LaSalle Re since September 1996. He joined LaSalle in September 1996 after eight years with one of the Winterthur US Regional companies as Vice President/Risk Management during which time he was instrumental in establishing a commercial lines division. Mr. Alfuth has 29 years of experience in the property and casualty insurance industry. He is a Fellow of the Casualty Actuarial Society, a member of the American Academy of Actuaries and a graduate of the PMD program at Harvard Graduate School of Business

  Andrew Cook, age 34, a chartered accountant, has been Chief Financial Officer and Treasurer of the Company since its organization in September 1995 and Chief Financial Officer and Treasurer of LaSalle Re since its organization in October 1993. Mr. Cook was an employee of Aon from 1993 until October 1995. Mr. Cook was employed by Becher and Carlson Risk Management Limited, a subsidiary of American Re-Insurance Company, from November 1990 to October 1993, where he was a Vice President responsible for a portfolio of captive insurance companies. From December 1987 to October 1990, Mr. Cook was an audit manager with Ernst & Young in Bermuda specializing in the audit of insurance and reinsurance companies.

  Guy D. Hengesbaugh, age 38, has been Executive Vice President and Chief Underwriting Officer of the Company since its organization in September 1995 and Executive Vice President and Chief Underwriting Officer of LaSalle Re since its organization in October 1993. Mr. Hengesbaugh has ten years experience in underwriting management with CNA in Chicago and London. Mr. Hengesbaugh is a Vice President of Continental Casualty Company and an employee of CNA Bermuda and his services are made available to the Company pursuant to an underwriting services agreement.

                             LETTER OF TRANSMITTAL

  The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:
                          FIRST CHICAGO TRUST COMPANY
                                  OF NEW YORK

         By Mail:

                            By Overnight Courier:

                                                              By Hand:

   Tenders & Exchanges       Tenders & Exchanges     Attn: Tenders & Exchanges
      P.O. Box 2569             14 Wall Street        c/o The Depository Trust
      Suite 4660-LSR       8th Fl., Suite 4680-LSR            Company
  Jersey City, NJ 07303-      New York, NY 10005      55 Water Street, DTC TAD
           2569                                      Vietnam Veterans Memorial
                                                               Plaza
                                                         New York, NY 10041
             To Confirm Receipt of Notice of Guaranteed Delivery:

                                (201) 222-4707

  Any questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone numbers and locations listed below.

                    The Information Agent for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                             TENDERS AND EXCHANGES
                                P.O. BOX. 2569
                                SUITE 4660-LSR
                      JERSEY CITY, NEW JERSEY 07303-2569
                         CALL TOLL FREE (800) 438-0057